ASML 2021 Second-Quarter Veldhoven, the Netherlands July 21, 2021 Public ASML reports €4.0 billion net sales and €1.0 billion net income in Q2 Net sales now expected to grow by around 35% in 2021 Exhibit 99.2

Public Slide 2 July 21, 2021 Agenda • Investor key messages • Business summary • Outlook • Financial statements

Public Slide 3 July 21, 2021 Investor key messages

Public Slide 4 July 21, 2021 Investor key messages • Expanding end market applications, fueled by innovation from a highly profitable ecosystem, drive semiconductor demand across all markets • Shrink is a key industry driver supporting innovation and providing long term industry growth • Holistic Lithography enables affordable shrink and therefore delivers compelling value for our customers • DUV, EUV and Application products are highly differentiated solutions that provide unique value drivers for our customers and fuel significant growth opportunities for ASML • EUV will enable continuation of Moore’s Law and will drive long term value for ASML well into this decade • In November 2018 ASML modeled an annual revenue opportunity between €15 – €24 billion for 2025. We will provide an update at our Investor Day which is currently planned on 29 September 2021 in London • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing annualized dividends and share buybacks

Public Slide 5 July 21, 2021 Business summary

Public Slide 6 July 21, 2021 Q2 results summary • Net sales of €4.0 billion, net systems sales of €2.9 billion, Installed Base Management* sales of €1.1 billion • Gross margin of 50.9% • Operating margin of 30.8% • Net income as a percentage of net sales of 25.8% • Earnings per share (basic) of €2.52 • Net bookings of €8.3 billion, including €4.9 billion of EUV systems * Installed Base Management equals our service and field upgrades sales

Public Slide 7 July 21, 2021 EUV: shipped first NXE:3600D Applications: shipped first YieldStar 1385 ~15%-20% productivity improvement capability and around 30% improved overlay over the 3400C improved accuracy and ~50% productivity improvement capability over the YieldStar 1375

Public Slide 8 July 21, 2021 Net system sales breakdown (Quarterly) Q2’21 total system sales €2,949 million Q1’21 total system sales €3,129 million * * Q1.2021: Excluding EMEA region which represents negative 6% as we bought back two unused systems previously sold to a customer, which we counted for as a revenue reversal

Public Slide 9 July 21, 2021 Logic Memory Installed Base Management As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative 2017 numbers presented above have not been adjusted to reflect these changes in accounting policy. Total net sales € million by End-use

Public Slide 10 July 21, 2021 Litho systems bookings activity by End-use Q2’21 total system value €8,271 million Q1’21 total system value €4,740 million Lithography systems New Used Units 156 11 Lithography systems New Used Units 110 10 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).

Public Slide 11 July 21, 2021 • In Q2, ASML paid a final dividend of €1.55 per ordinary share or €639 million. Together with the interim dividend paid in 2020, this results in a total dividend for 2020 of €2.75 per ordinary share • A new share buyback program of up to €9.0 billion, replacing the previous program, starts on July 22, 2021, to be executed by December 31, 2023, with up to 0.45 million shares to be repurchased for employee share plans. ASML intends to cancel the remainder of the shares repurchased • ASML has repurchased around €5.2 billion of shares under the €6.0 billion 2020-2022 program, of which around €2.0 billion in Q2 2021 Capital return to shareholders Capital return is cumulative dividend + share buyback Share buyback Dividend paid The dividend for a year is paid in the subsequent year, except interim Total dividend

Public Slide 12 July 21, 2021 Outlook

Public Slide 13 July 21, 2021 Outlook Q3 • Net sales between €5.2 billion and €5.4 billion, including ◦ Installed Base Management sales of around €1.0 billion • Gross margin between 51% and 52% • R&D costs of around €645 million • SG&A costs of around €180 million 2021 • Strong demand across markets drives expected net sales growth by around 35% • Gross margin between 51% and 52% • Estimated annualized effective tax rate around 15%

Public Slide 14 July 21, 2021 Financial statements

Public Slide 15 July 21, 2021 Consolidated statements of operations € million Quarter on Quarter Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Net sales 3,326 3,958 4,254 4,364 4,020 Gross profit 1,603 1,881 2,212 2,352 2,045 Gross margin % 48.2 47.5 52.0 53.9 50.9 R&D costs (567) (534) (556) (623) (634) SG&A costs (131) (132) (152) (168) (172) Income from operations 905 1,216 1,504 1,561 1,239 Operating income as a % of net sales 27.2 30.7 35.3 35.8 30.8 Net income 751 1,062 1,351 1,331 1,038 Net income as a % of net sales 22.6 26.8 31.7 30.5 25.8 Earnings per share (basic) € 1.79 2.54 3.23 3.21 2.52 Earnings per share (diluted) € 1.79 2.53 3.23 3.20 2.52 Lithography systems sold (units) 1 61 60 80 76 72 Net booking value 2 1,101 2,868 4,238 4,740 8,271 1 Lithography systems do not include metrology and inspection systems. 2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Slide 16 July 21, 2021 Consolidated statements of cash flows € million Quarter on Quarter Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Cash and cash equivalents, beginning of period 2,724 3,499 3,532 6,049 3,244 Net cash provided by (used in) operating activities 372 191 4,670 (942) 3,569 Net cash provided by (used in) investing activities 215 (166) (956) (307) 991 Net cash provided by (used in) financing activities 192 9 (1,194) (1,560) (2,613) Effect of changes in exchange rates on cash (3) (2) (2) 3 (4) Net increase (decrease) in cash and cash equivalents 776 33 2,518 (2,806) 1,943 Cash and cash equivalents, end of period 3,499 3,532 6,049 3,244 5,187 Short-term investments 941 876 1,302 1,412 187 Cash and cash equivalents and short-term investments 4,440 4,408 7,351 4,656 5,374 Purchases of property, plant and equipment and intangible assets (232) (222) (305) (197) (247) Free cash flow 1 140 (31) 4,365 (1,139) 3,322 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Slide 17 July 21, 2021 Consolidated balance sheets € million Quarter on Quarter Assets Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Cash & cash equivalents and short-term investments 4,440 4,408 7,352 4,656 5,374 Net accounts receivable and finance receivables 3,286 4,664 3,421 4,524 4,426 Contract assets 261 177 119 107 179 Inventories, net 4,686 4,614 4,569 4,748 5,086 Other assets and Held for sale assets 1,833 1,734 1,753 2,396 2,088 Tax assets 846 876 739 1,510 1,319 Equity method investments 892 918 821 842 865 Goodwill 4,541 4,541 4,629 4,556 4,556 Other intangible assets 1,059 1,035 1,049 1,014 988 Property, plant and equipment 2,110 2,198 2,470 2,522 2,609 Right-of-use assets 354 298 345 344 326 Total assets 24,306 25,463 27,267 27,219 27,816 Liabilities and shareholders' equity Current liabilities 4,631 4,991 6,604 6,876 8,754 Non-current liabilities 6,976 6,730 6,798 6,714 6,969 Shareholders' equity 12,700 13,742 13,865 13,629 12,093 Total liabilities and shareholders' equity 24,306 25,463 27,267 27,219 27,816 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. For more details see US GAAP Consolidated Financial Statements.

Public Slide 18 July 21, 2021 This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results, including expected net sales, free cash flow, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, expected growth in net sales, system bookings, backlog, expected trends in Logic and Memory demand and sales, EUV coverage for 2021, revenue opportunity for 2025, expected shipments of systems and revenue recognition, long term growth opportunities, expected capacity, future growth outlook, long term demand drivers, expected benefits and performance of systems and applications, expanding end market trends, expected trends in the semiconductor industry, growth opportunities and drivers, expected increase in output and expected increase trends in EUV and DUV sales and supply chain capacity, the expectation of higher sales growth from increased output capacity and supply chain revenue opportunity, plans and strategies, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, product roadmaps, statements and intentions with respect to dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends and statements with respect to the 2021-2023 share buyback program including the amount of shares intended to be repurchased under the program from 2021 to 2023. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on the global economy and financial markets, as well as on ASML and its customers and suppliers, and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including the risk of delays in system production and supply chain capacity and disruptions, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements